U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Commission file number: ________


                           ARKSON NUTRACEUTICALS CORP.
                 (Name of Small Business Issuer in its charter)


           Delaware                                               51-0383940
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


     4653 Carmel Mountain Road
          Suite 308-129
          San Diego, CA                                            92130
(Address of principal executive offices)                         (Zip code)


                    Issuer's telephone number: (858) 525-3157


                                   Copies to:
                             Daniel C. Masters, Esq.
                              4490 Philbrook Square
                               San Diego, CA 92130
                                 (858) 523-1177


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

       Securities to be registered pursuant to Section 12(g) of the Act:

                              $0.0001 Common Stock
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Arkson Nutraceuticals, Inc. (the "Company") was incorporated on October 2, 1998 under the laws of the State of Delaware. The Company intended to engage in the manufacture and sale of a broad range of proprietary natural health food supplement products. The Company began to negotiate licenses with developers of natural health food supplements approximately one month after incorporation. The Company also entered negotiations with various wholesale buyers of such products and with finance organizations. These explorations and negotiations continued at a high level for a period of approximately two years after incorporation, and at a slower pace for one additional year. However, no such licenses or contracts materialized.

As a result of the Company's failure to generate sales it operated at a loss. By June 2001 virtually all funds raised by the sale of shares had been expended, and the Company thereafter became dormant. From July 1, 2001 until the present, it was inactive and could be deemed to be a so-called "shell" company, whose only purpose at this time is to determine and implement a new business purpose.

As of the date hereof, the Company can be defined as a "shell" company, an entity which is generally described as having no or nominal operations and with no or nominal assets or assets consisting solely of cash and cash equivalents. As a shell company, our sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

Also, as of the date hereof, based upon our proposed future business activities, we may also be deemed a "blank check" company. The Securities and Exchange Commission defines such a company as a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and is issuing "penny stock."

A "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act of 1933, as amended) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of the defining rule are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

The Company became a reporting company on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. In addition, we became a reporting company to enhance investor protection and to provide information if a trading market commences. Only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators are permitted to be quoted on the OTC Bulletin Board System.

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RISK FACTORS

Our business is subject to numerous risk factors, including the following:

1. We have had no operating history nor any revenues or earnings from operations and we are insolvent.

We have no assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Our auditor's going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from stockholders, officers and directors to meet our limited operating expenses. We are insolvent in that we are unable to pay our debts in the ordinary course of business as they become due.

2. Our proposed plan of operation is speculative.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

3. We face intense competition for business opportunities and combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be our desirable target candidates. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

4. We have no agreements for a business combination or other transaction and have established no standards for a business combination.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for our evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited potential or no potential for earnings, limited assets, negative net worth or other negative characteristics.

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5.   Our success is dependent upon management that has other full time employment, has limited experience and will only devote limited part time working for the Company, and this makes our future even more uncertain.

None of our officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and its likelihood of continuing operations.

6. The reporting requirements under federal securities law may delay or prevent us from making certain acquisitions.

Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

In addition to the audited financial statements, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we will be required to include that information that is normally reported by a company in a Form 10 or Form 10-SB. The time and additional costs that may be incurred by some target entities to prepare and disclose such information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company.

7. The Investment Company Act of 1940 creates a situation wherein we would be required to register and could be required to incur substantial additional costs and expenses.

Although we will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in a business combination that results in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

8. Our present management most likely will not remain after we complete a business combination.

A business combination involving the issuance of our Common Stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of the Company's Common Stock held by them, and/or resign as members of the Board of Directors. The resulting change in our control could result in removal of one or more present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

9. At the time we do any business combination, each shareholder will most likely hold a substantially lesser percentage ownership in the Company.

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Our current primary plan of operation is based upon a business combination with a private concern that, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of our previously authorized and unissued Common Stock would result in reduction in the percentage of shares owned by our present and prospective shareholders and may result in a change in our control or in our management.

10. As a shell company, we face substantial additional adverse business and legal consequences.

We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

On June 29, 2005, the Securities and Exchange Commission adopted final rules amending the Form S-8 and the Form 8-K for shell companies like us. The amendments expand the definition of a shell company to be broader than a company with no or nominal operations/assets or assets consisting of cash and cash equivalents. The amendments prohibit the use of a From S-8 (a form used by a corporation to register securities issued to an employee, director, officer, consultant or advisor), under certain circumstances, and revise the Form 8-K to require a shell company to include current Form 10 or Form 10-SB information, including audited financial statements, in the filing on Form 8-K that the shell company files to report the acquisition of the business opportunity. This initial filing must be made within four days of the acquisition. The Form 8-K filing may be reviewed by the Securities and Exchange Commission and the prospects of certain disclosures or review or the lack of the ability to issue securities using a Form S-8 may delay the consummation of a business combination because of the target entity's inability to comply with various federal and state laws enacted for the protection of investors or the unwillingness to assume the significant costs of compliance.

11. The requirement of audited financial statements may disqualify business opportunities.

Our management believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

12. Our officers and directors are the principal shareholders and will be able to approve all corporate actions without shareholder consent and will control our Company.

Our principal shareholder, Kimberley Zilke, currently owns approximately 80% of our Common Stock. She will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, she is a director and will be able to elect all of the members of our board of directors, allowing her to exercise significant control of our affairs and management. In addition, she may transact most corporate matters requiring shareholder approval by written consent, without a duly-noticed and duly-held meeting of shareholders.

13. Our Common Stock may never be widely traded and you may have no ability to sell the shares.

While our stock has a trading symbol to facilitate trades on the OTC "Pink Sheets," there is no significant public trading market for our shares of Common

                                       5
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Stock. And there can be no assurance that a liquid market for our Common Stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our Common Stock you may be unable to sell the shares. Accordingly, you should be able to bear the financial risk of losing your entire investment.

Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless an exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws. The OTC Bulletin Board will not charge us a fee for being quoted on the service. NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers' securities on the OTC Bulletin Board or any similar medium. The NASD Regulation, Inc. will review the market maker's application (unless an exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not be construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission, or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities - a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks. There is no assurance that our Common Stock will be accepted for listing on the OTC Bulletin Board or on any trading system other than the OTC "Pink Sheets."

14. If our Common Stock does not meet blue sky resale requirements, certain shareholders may be unable to resell our Common Stock.

The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

15. Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we are determined to be a "blank check" company.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and person who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others. Our initial shareholders, because they originally paid $.0001 for each share, may be deemed to hold "cheap stock." These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

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     (a) Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

     (b) Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

     (c) Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

     (d) Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

     (e) Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

     Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

            Alaska           Nevada               Tennessee
            Arkansas         New Mexico           Texas
            California       Ohio                 Utah
            Delaware         Oklahoma             Vermont
            Florida          Oregon               Washington
            Georgia          Pennsylvania
            Idaho            Rhode Island
            Indiana          South Carolina
            Nebraska         South Dakota

Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

We do not have any legal opinion as it relates to whether we are a blind pool or blank-check company. The Securities and Exchange Commission have adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company. We have never filed a registration statement under the Securities Act of 1933, as amended.

If we are later determined to be a so-called "blank check" company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the Common Stock, unless there exists a transactional or security exemption for such sale under the Securities Act of 1933, as amended. Current shareholders and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.

The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any

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transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

16. Our Common Stock may be subject to significant restriction on resale due to federal penny stock restrictions.

The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, shareholders of our Common Stock may find it difficult or impossible to sell their securities.

ITEM 2. PLAN OF OPERATION

The Company intends to seek to acquire assets or shares of an entity actively engaged in business and generating revenues. The Company intends to acquire these assets or shares in exchange for the Company's shares. The Company and our officers and directors have not enter into any negotiations or preliminary discussions regarding the possibility of an acquisition or merger between the Company and such other company as of the date hereof.

GENERAL BUSINESS PLAN

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of a company which has complied with the 1934 Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such

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benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders.

We have made no determination as to whether we will continue to file periodic reports since our obligation to file such reports is not required under the 1934 Act. Kimberley Zilke, an officer and director of the Company, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that she is an officer and director of the Company when the obligation is incurred. It is our present intent to continue to comply with all of the reporting requirements under the 1934 Act.

It is anticipated that we will incur nominal expenses in the implementation of the business plan described herein. Because we have no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders, or they may sell their stock in the Company.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. It is anticipated that it will also be a method of taking a private company public known as a "back door" 1934 Act registration procedure.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition as a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code.

We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

Our present intent is that we will not acquire or merge with any entity which cannot provide independent audited financial statements at the time of closing of the proposed transaction and supply other information that is normally disclosed in filings with the Securities and Exchange Commission. We are subject to all of the reporting requirements included in the 1934 Act. These rules are intended to protect investors by deterring fraud and abuse in the securities markets through the use of shell companies. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. In addition, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we are required to include

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that information that is normally reported by a company in its original Form 10 or Form 10-SB.

ACCOUNTING FOR A BUSINESS COMBINATION

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles is more than its fair value. Goodwill is the excess of the acquisition costs of the acquired entity over the fair value of the identifiable net assets acquired. The Company is required to test goodwill and intangible assets that are determined to have an indefinite life for impairments at least annually. The provisions of SFAS No. 142 require the completion of an annual impairment test with any impairment recognized in current earnings. The provisions of SFAS No. 141 and SFAS No. 142 may be applicable to any business combination that we may enter into in the future.

We have also been informed that most business combinations will be accounted for as a reverse acquisition with us being the surviving registrant. As a result of any business combination, if the acquired entity's shareholders will exercise control over us, the transaction will be deemed to be a capital transaction where we are treated as a non-business entity. Therefore, the accounting for the business combination is identical to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded. For accounting purposes, the acquired entity will be treated as the accounting acquirer and, accordingly, will be presented as the continuing entity.

COMPETITION

We will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

INVESTMENT COMPANY ACT OF 1940

Although we will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, our management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in the Company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

EMPLOYEES

We have no full time or part-time employees.

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The sole officer and director anticipates devoting more than ten (10%) percent of her time to Company activities. Our President has agreed to allocate a portion of said time to the activities of the Company, without compensation. She anticipates that the business plan of the Company can be implemented by her devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

ITEM 3. DESCRIPTION OF PROPERTY

We have no properties and at this time have no agreements to acquire any properties.

We presently occupy office space at 4653 Carmel Mountain Road, Suite 308-129, San Diego, CA 92130. This space is provided to the Company by our president on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners.

The following table sets forth the security and beneficial ownership for each class of our equity securities for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                        Name and                    Amount and
                       Address of                    Nature of
Title of               Beneficial                   Beneficial         Percent
 Class                   Owner                      Owner Stock        of Class
 -----                   -----                      -----------        --------
Common             Kimberley Zilke                  39,000,000         78.128%
                   4653 Carmel Mountain Road
                   Suite 308-129
                   San Diego, CA 92130

Common             Robert Auduon                     3,000,000          6.009%
                   17513 Mapes Avenue
                   Cerritos, CA  90703

Common             David Lo                          4,500,000          9.015%
                   1205-7831 Westminster Hwy
                   Richmond, BC  V6X 4J4
                   Canada

Common             All 5%+ Beneficial               46,500,000         93.153%
                   Owners as a Group
                   (three [3] individuals)

The remainder of the Company's outstanding Common Shares are held by a total of 83 persons.

     (b) Security Ownership of Management.

The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all of our directors and officers.

                        Name and                    Amount and
                       Address of                    Nature of
Title of               Beneficial                   Beneficial         Percent
 Class                   Owner                      Owner Stock        of Class
 -----                   -----                      -----------        --------
Common             Kimberley Zilke                  39,000,000         78.128%
                   4653 Carmel Mountain Road
                   Suite 308-129
                   San Diego, CA 92130

Common             Agatha Auduon                     1,360,000          2.725%
                   4653 Carmel Mountain Road
                   Suite 308-129
                   San Diego, CA 92130

Common             All Officers and                 40,360,000         80.853%
                   Directors as a Group
                   (two [2] individuals)

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our directors and officers (and promoters, affiliates and control persons) are as follows:

              Name                  Age              Position
              ----                  ---              --------
         Kimberley Zilke            43         President/Director

         Agatha Auduon              60         Secretary/Treasurer/Director

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

RESUMES

Kimberley Zilke

Kimberley Zilke, became President and a Director of the Company in October, 2006. In 1993 she organized and became General Manager of California Cabs, a taxi service operating in the Palm Springs / Coachella Valley area. In addition to providing taxi service, California Cabs provided dispatch services, and general ground transportation management (including bus) for businesses in its service area. In 1998 it opened a separate division called California Disabled Transportation which provided wheelchair transport services to the disabled throughout Southern California. Prior to California Cabs she worked as a private duty nurse for 3 years. She attended Meric College of Nursing in California and St. Clair College in Ontario, Canada.

Agathe Auduon

Agatha Auduon, Secretary and Director, was born and received her early education in Saigon, Vietnam. She holds a Bachelor of Arts degree from Fu Jen Catholic University in Taipei, Taiwan and a Master of Arts degree from the University of

Oregon, Eugene Oregon. During the years 1976 to 1994 she held Financial Officer positions with various Canadian and American financial institutions. From 1995 through 1998 she was President and Treasurer of Louis Arkson Inc. of Santa Fe Springs, California, and she has served as Secretary and Director of Arkson Nutraceuticals, Inc. since its inception in 1998.

OTHER OFFERINGS

None of the directors, officers, promoters, control persons and affiliates have been a director, officer, promoter, control person or affiliate in any other blank check offering, blind pool offering or shell company.

CONFLICTS OF INTEREST

Our officers and directors are not now shareholders, officers or directors of any other companies engaged in business activities similar to those conducted by the Company, and they do not anticipate becoming shareholders, officers, or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, management does not anticipate any conflict of interest. Further, our management has agreed that they will not approve a business combination or any other business relationship between the Company and any business in which they are officers, directors, shareholders, or employees.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to, the Company. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

ITEM 6. EXECUTIVE COMPENSATION.

No officer/director has received any compensation for services rendered to the Company, nor have they received such compensation since 1998.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. None of our directors or officers will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

We have no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Kimberley Zilke has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that she is an officer and director of the Company when the obligation is incurred. All advances are interest-free.

ITEM 8. DESCRIPTION OF SECURITIES.

The Company's authorized capital stock consists of 50,000,000 shares, par value $0.0001 per share. We have 49,917,780 Common Shares issued and outstanding as of the date of this filing.

All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a) Market Price.

We have been assigned the trading symbol "AKNC" for trading on the Over-The-Counter "Pink sheets." There is no active trading market for our Common Stock at present and, according to the best information available to management, there has been no trading activity for approximately three years. The last known sale price for the stock was $0.05 and that sale took place in late 2003. There is no assurance that an active trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, and a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, and a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

Our management intends to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow the Company's securities to be traded on NASDAQ or some other national exchange. However, there can be no assurances that the Company will be able to identify a NASDAQ qualified merger or acquisition candidate. Moreover, even if the Company is able after a successful merger or acquisition to qualify for a listing on NASDAQ or some other national exchange, there can be no assurance that it will be able to maintain the maintenance criteria necessary to continue such a listing. In such events, trading, if any, in the Company's securities, might only be possible on the non-NASDAQ over-the-counter market. In such an event, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders.

There are eighty-six (86) holders of the Company's Common Stock. In 1998, we issued 9,250,000 of our Common Shares to our founders in exchange for services and 1,600,000 of our Common Shares for cash. In 1999 we issued 16,000 of our Common Shares for cash, and in 2000 we issued 50,000 of our Common Shares for cash and 1,780 of our Common Shares for services. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. On January 4, 2007 we issued 39,000,000 of our Common Shares for services to the President of the Company. As a result, there are now 49,917,780 shares of the Company's Common Stock issued and outstanding.

As of today, we believe that 10,917,780 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. All holders of the 10,917,780 shares referenced above have held their shares for more than two years.

     (c) Dividends.

The Company has not paid any cash dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

No litigation is pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are no disagreements with the findings of our accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

As noted above under Item 1, the Company issued 39,000,000 shares of Common Stock to its President on January 4, 2007 in exchange for services. These shares were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended. No other securities have been issued or sold by the Company during the three year period preceding the date hereof.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company's By-Laws provide that the Company will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

     * any breach of the director's duty of loyalty to the corporation or its stockholders;
     * acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     * payments of unlawful dividends or unlawful stock repurchases or redemptions; or
     * any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the extent permitted by applicable law, none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

                                    PART F/S

The following audited financial statements for the periods ended December 31, 2006 and 2005 are attached to this report and filed as a part thereof.

         Independent Auditors' Report
         Balance Sheet - Assets, Liabilities and Stockholders' Equity Statement of Operations
         Statement of Changes in Stockholders' Equity
         Statement of Cash Flows
         Notes to Financial Statements

                               Stan J.H. Lee, CPA
          Registered With the Public Company Accounting Oversight Board
             2160 North Central Rd. Suite 203 * Fort Lee * NJ 07024
                      794 Broadway * Chula Vista * CA 91910
             619-623-7799 Fax 619-564-3408 E-mail) stan2u@gmail.com


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Arkson Nutraceuticals Corp.

We have audited the accompanying balance sheets of Arkson Nutraceuticals Corp. as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arkson Nutraceuticals Corp. as of December 31, 2006 and 2005 , and the results of their operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's results of operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Stan J.H. Lee, CPA
----------------------------------
Stan J.H. Lee, CPA

Feb 6, 2007
Chula Vista, CA 91910

                           ARKSON NUTRACEUTICALS CORP.
                                 BALANCE SHEETS

                                                            As of                As of
                                                         Dec. 31, 2006        Dec. 31, 2005
                                                         -------------        -------------
ASSETS

Current Assets
  Cash                                                     $      --            $   2,585
                                                           ---------            ---------
      Total Assets                                         $      --            $   2,585


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

  Loan from an officer                                         7,606               10,191
                                                           ---------            ---------
      TOTAL LIABILITIES                                    $   7,606            $  10,191

Stockholders' Equity (Deficit)
  Common stock, $.0001 par value:
   50,000,000 shares authorized,
   10,917,780 shares issued and outstanding
   as of 12/31/2006 and 2005, respectively                     1,092                1,092
  Additional paid in capital                                 122,688              122,688
  Retained Earnings                                               --                   --
  Deficit accumulated during the development stage          (313,386)            (131,386)
                                                           ---------            ---------
      Total Shareholders' Equity (Deficit)                    (7,606)              (7,606)
                                                           ---------            ---------
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $      --            $   2,585
                                                           =========            =========


                        See Notes to Financial Statements

                           ARKSON NUTRACEUTICALS CORP.
                             STATEMENT OF OPERATIONS

                                                                                            Oct. 2, 1998
                                                     Year Ended December 31,               (inception) to
                                               -----------------------------------            Dec. 31,
                                                   2006                   2005                  2006
                                               ------------           ------------          ------------
OPERATING REVENUE                              $         --           $         --          $         --
                                               ------------           ------------          ------------
OPERATING COSTS
  Advertising                                                                                      2,198
  Bank charges and expense                                                                         1,102
  Dues, subscriptions, membership                                                                  1,005
  Miscellaneous expenses                                                                              52
  Office expenses                                                                                  1,416
  Professional Expenses                                                                           82,148
  Rent                                                                                            27,796
  Travel and entertainment                                                                        15,893
                                               ------------           ------------          ------------
      TOTAL OPERATING COSTS                              --                     --               131,610
                                               ------------           ------------          ------------

OPERATING NET INCOME (LOSS)                    $         --           $         --          $   (131,610)
                                               ------------           ------------          ------------
OTHER INCOME (EXPENSE)
  Interest income                                                                                    290
  Other income                                                                                       194
                                               ------------           ------------          ------------
                                                                                                     484
NET INCOME (LOSS) BEFORE INCOME TAX BENEFIT

INCOME TAX
  Current income tax                                                                                (260)
  Income tax benefit                                                                                  --
                                               ------------           ------------          ------------

NET INCOME (LOSS)                                                                               (131,386)
                                               ============           ============          ============
NET INCOME PER SHARE
Basic and diluted earnings
(Loss) per Share                                         --                     --
                                               ------------           ------------
Weighted average number of
 Common shares outstanding                       10,917,780             10,917,780

                        See Notes to Financial Statements

                           ARKSON NUTRACEUTICALS CORP.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        Accumulated
                                                  Common Stock           Additional       During          Total
                                               -------------------        Paid in       Development    Stockholders
                                               Shares       Amount        Capital          Stage          Equity
                                               ------       ------        -------          -----          ------
Common stock issued for services             9,250,000     $    925      $     (925)
Common stock issued for cash at $.01           600,000           60           5,940                    $     6,000
Common stock issued for cash at $.05         1,000,000          100          49,900                         50,000
Net loss for year Ended Dec. 31, 1998                                                  $   (37,878)       (37,878)
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 1998                      10,850,000        1,085          54,915        (37,878)         18,122
                                           -----------     --------      ----------    -----------     -----------
Common stock issued for cash at $1.00           16,000            2          15,998                         16,000
Net loss for year ended Dec. 31, 1999                                                      (25,424)        (25,424)
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 1999                      10,866,000        1,087          70,913        (63,302)          8,689
                                           -----------     --------      ----------    -----------     -----------
Common stock issued for services                 1,780            0           1,780                          1,780
Common stock issued for cash at $1.00           50,000            5          49,995                         50,000
Net loss for year ended Dec. 31, 2000                                                      (48,070)        (48,070)
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2000                      10,917,780     $  1,092         122,688       (111,372)         12,408
                                           -----------     --------      ----------    -----------     -----------
Common stock issued
Net loss for year ended Dec. 31, 2001                                                      (11,395)        (11,395)
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2001                      10,917,780        1,092         122,688       (122,768)          1,012
                                           -----------     --------      ----------    -----------     -----------
Common stock issued
Net loss for year ended Dec. 31, 2002                                                       (8,453)         (8,453)
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2002                      10,917,780        1,092         122,688       (131,221)         (7,441)
                                           -----------     --------      ----------    -----------     -----------
Common stock issued
Net loss for year ended Dec. 31, 2003                                                         (165)           (165)
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2003                      10,917,780        1,092         122,688       (131,386)         (7,606)
                                           -----------     --------      ----------    -----------     -----------
Common stock issued
Net loss for year ended Dec. 31, 2004                                                                           --
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2004                      10,917,780        1,092         122,688       (131,386)         (7,606)
                                           -----------     --------      ----------    -----------     -----------
Common stock issued
Net loss for year ended Dec. 31, 2005                                                                           --
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2005                      10,917,780        1,092         122,688       (122,768)          1,012
                                           -----------     --------      ----------    -----------     -----------
Common stock issued
Net loss for year ended Dec. 31, 2006                                                                           --
                                           -----------     --------      ----------    -----------     -----------
Balance, Dec. 31, 2006                      10,917,780     $  1,092      $  122,688    $  (131,386)    $    (7,606)
                                           ===========     ========      ==========    ===========     ===========

                        See Notes to Financial Statements

                           ARKSON NUTRACEUTICALS CORP.
                             STATEMENT OF CASH FLOWS

                                                                                               Oct. 2, 1998
                                                        Year Ended          Year Ended        (inception) to
                                                       Dec. 31, 2006       Dec. 31, 2005       Dec. 31, 2006
                                                       -------------       -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss) for period                           $      --           $      --           $(131,386)
  Adjustments to reconcile net income to net
   cash provided by operating activities:
  Changes in operating assets and liabilities:                  --                  --                  --
                                                         ---------           ---------           ---------
Net Cash provided by (used in) operating activities:            --                  --            (131,386)
                                                         ---------           ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by (used in) investing activities:            --                  --                  --
                                                         ---------           ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Loan from officers & shareholders                         (2,585)                                (47,384)
  Loan from related party                                                                           54,990
  Common stock issuance                                                                            123,780
                                                         ---------           ---------           ---------
Net cash provided by (used in) financing activities         (2,585)                 --             131,386
                                                         ---------           ---------           ---------
Net increase (decrease) in cash                             (2,585)                 --                  --
                                                         ---------           ---------           ---------
Cash beginning of period                                     2,585               2,585                  --
                                                         ---------           ---------           ---------
Cash end of period                                       $      --           $   2,585           $      --
                                                         =========           =========           =========

Supplemental Disclosures of Interest &
Income Taxes Paid
  Interest paid                                          $      --           $      --           $      --
                                                         =========           =========           =========
  Income taxes paid                                      $      --           $      --           $     260
                                                         =========           =========           =========

                        See Notes to Financial Statements

                           ARKSON NUTRACEUTICALS CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of December 31, 2006


NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Arkson Nutraceuticals Corp. (the "Company"), was incorporated in the state of Delaware on October 2, 1998. The Company was organized to manufacture and sell a broad range of natural health food supplements. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standard
(SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a development stage enterprise.

Its activities to date have been limited to capital formation, organization, development of its business plan, and discussions with representatives of private label manufacturers and wholesale buyers of natural supplements.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers cash instruments with original maturities of less than three months to be cash equivalents.

START-UP COSTS

Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to account for income taxes. The Company provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial and income tax purposes. There is no income tax for the periods ended December 31, 2005 or 2006. The Company has net operating loss carry forward from prior years that may be used to reduce future taxable income for income tax purposes.

USE OF ESTIMATES

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. Actual results may differ significantly from those estimates.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

                           ARKSON NUTRACEUTICALS CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of December 31, 2006


In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

STOCK-BASED COMPENSATION

In accordance with the provisions of SFAS 123, the Company follows the intrinsic value based method of accounting as prescribed by APB 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for its stock-based compensation.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments--an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). The provisions of SFAS No. 155 will be effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. SFAS No. 155 amends FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This Statement: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No.133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS No.140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company is currently evaluating the impact of adopting SFAS No. 155.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140" ("SFAS No. 156"). An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date that an entity adopts the requirements of this Statement. SFAS No. 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement: a) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, b) requires all separately recognized servicing assets and servicing liabilities to be initially

                           ARKSON NUTRACEUTICALS CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of December 31, 2006


measured at fair value, if practicable, c) permits an entity to choose between two subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities, d) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value, and e) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The Company is currently evaluating the impact of adopting SFAS No. 156.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". FIN 48 requires that the Company recognize in the consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN No. 48 will be effective for the Company beginning in the March 2007 quarter, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of adopting SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 provides different effective dates for the recognition and related disclosure provisions and for the required change to a fiscal year-end measurement date. Also, the effective date of the recognition and disclosure provisions differs for an employer that is an issuer of publicly traded equity securities from one that is not. For purposes of this Statement, an employer is deemed to have publicly traded equity securities if any of the following conditions is met: a) the employer has issued equity securities that trade in a public market, which may be either a stock exchange (domestic or foreign) or an over-the-counter market, including securities quoted only locally or regionally,
b) the employer has made a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market, or c) the employer is controlled by an entity covered by (a) or (b). An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan and the disclosure requirements as of the end of the fiscal year ending after December 15, 2006. Application as of the end of an earlier fiscal year is encouraged; however, early application shall be for all of an employer's benefit plans. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position (paragraphs 5, 6, and 9) shall be effective for fiscal years ending after December 15, 2008, and shall not be applied retrospectively. Earlier application is encouraged; however, early application shall be for all of an employer's benefit plans. An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan (paragraph 4) and the disclosure requirements

                           ARKSON NUTRACEUTICALS CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of December 31, 2006


(paragraph 7) as of the end of the fiscal year ending after December 15, 2006. The Company is currently evaluating the impact of adopting SFAS No. 158.

NOTE 2 - STOCKHOLDERS' EQUITY

COMMON STOCK

The Company has authorized fifty million (50,000,000) shares of common stock, having one hundredth of a cent ($0.0001) par value per share.

On October 2, 1998 the Company issued a total of 9,250,000 shares to its three founders for services rendered in connection with the organization of the Company. Also in 1998 the Company issued 600,000 shares of common stock for cash, net of offering costs, in the amount of $6,000. Also in 1998 the Company issued 1,000,000 shares of common stock for cash, net of offering costs, in the amount of $50,000. In 1999 the Company issued 16,000 shares of common stock for cash, net of offering costs, in the amount of $16,000.

In 2000 the Company issued 50,000 shares of common stock for cash, net of offering costs, in the amount of $50,000, and also issued 1,780 shares for services valued at $1,780.

During the years since 2000, including the years ended December 31, 2005 and 2006, the Company did not issue or cancel any stock. There were 10,917,780 shares of common stock issued and outstanding at December 31, 2006 and 2005.

NOTE 3 - EARNINGS PER SHARE

The computations of earnings per share for the years ended December 31, 2006 and 2005 and the period October 2, 1998 (inception) to December 31, 2006 were as follows:

                                           Year Ended           October 2, 1998
                                          December 31,           (Inception) to
                                 ----------------------------     December 31,
                                    2006             2005            2006
                                 -----------      -----------     -----------
LOSS PER COMMON SHARE, BASIC
  Numerator
  Net loss                       $        (0)     $        (0)    $  (131,386)
                                 -----------      -----------     -----------
     Net loss                    $        (0)     $        (0)    $  (131,386)
                                 ===========      ===========     ===========

Denominator
  Weighted-average shares         10,917,780       10,917,780      10,904,496
                                 ===========      ===========     ===========

For the years ended December 31, 2006 and 2005, and for the period October 2, 1998 (inception) to December 31, 2006 there were no shares issuable under stock options, warrants, or rights. Therefore, diluted earnings per share were the same as basic earnings per share at all times.

                           ARKSON NUTRACEUTICALS CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of December 31, 2006


NOTE 4 - INCOME TAXES

At December 31, 2006, the Company has a net operating loss carryforward for tax purpose of approximately $131,386 which expires through the year 2018. The Internal Revenue Code contains provisions which may limit the loss carryforward available if significant changes in stockholder ownership of the Company occur.

There were no losses and no provisions for income taxes for the years ended December 31, 2006 and 2005.

NOTE 5 - RELATED PARTY TRANSACTIONS

LOANS PAYABLE

Between October 2, 1998 (Inception) and December 31, 2003 certain officers and shareholders made a number of non-interest bearing loans to the Company totaling $54,990 and received principal repayments of those loans totaling $44,800. As of December 31, 2003, 2004, and 2005 one officer and shareholder was owed the principal sum of $10,190. On February 6, 2006 that officer and shareholder was repaid $2,585 of the sum owing to him. As a result, there was a liability of $7,606 owed to an officer and shareholder as of December 31, 2006.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue. The Company has had no operating revenue since inception and is currently not operating.

The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 - SUBSEQUENT EVENT

There is no subsequent event to disclose during the years ended December 31, 2006 and 2005.

NOTE 8 - COMMITMENT AND CONTIGENTCY

There is no commitment or contingency to disclose during the years ended December 31, 2006 and 2005.

                                    PART III

ITEM 1. EXHIBIT INDEX

No.

(3)  Articles of Incorporation and Bylaws

     3.1  Articles of Incorporation

     3.2  Bylaws

(23) Consents - Experts

    23.1  Consent of Stan J.H. Lee, C.P.A.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2007             ARKSON NUTRACEUTICALS CORP.


                                   By: /s/ Kimberley Zilke
                                       ---------------------------------
                                       Kimberley Zilke
                                       President and Director